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                             April 17, 2024

       Kenneth Jacobson
       Chief Financial Officer
       Avnet, Inc.
       2211 South 47th Street
       Phoenix, AZ 85034

                                                        Re: Avnet, Inc.
                                                            Form 10-K Fiscal
Year Ended July 1, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended December 30, 2023
                                                            File No. 001-04224

       Dear Kenneth Jacobson:

              We have reviewed your April 12, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 15, 2024 letter.

       Form 10-Q for Fiscal Quarter Ended December 30, 2023

       Note 2. Working Capital
       Inventories, page 8

   1. We note your response to prior comment 2. Please further explain to us your accounting for transactions for
electronic components held for supply chain service engagements by providing example
representative journal entries (with example dollar amounts)
                                                        you record upon
receipt, preparation, and delivery of such components (including the effects of such
transactions on your inventory, revenue, cost of sales, and any other impacted accounts).
 Kenneth Jacobson
FirstName
Avnet, Inc.LastNameKenneth Jacobson
Comapany
April       NameAvnet, Inc.
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services